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NEWS RELEASE                                         (INTEROIL CORPORATION LOGO)
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        INTEROIL PROVIDES OPERATIONAL UPDATE ON PAPUA NEW GUINEA REFINERY

         FEBRUARY 25, 2005 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX) (IOC:AMEX) (IOC:ASX/POMSOX), a Canadian company with operations in Papua New Guinea, today announced that, following the declaration of a force majeure notice on February 14, 2005 by Oil Search, curtailing crude loading operations at its Kumul terminal in Papua New Guinea, InterOil will suspend refining operations at its refinery in Papua New Guinea commencing February 28, 2005. InterOil has ensured that this activity will not adversely affect domestic Papua New Guinea refined product delivery obligations. The force majeure situation at the Kumul terminal has unexpectedly interrupted the refinery crude supply as InterOil's next crude cargo from Kumul was scheduled to be delivered during the last week of February.

          An alternative crude cargo has been sourced through InterOil's crude supplier BP, scheduled to arrive at the refinery around March 10, 2005. Elective maintenance and upgrading activities will be carried out during this period. These upgrades will result in the production of a larger volume of higher value product and the optimization of our refinery into the 2nd Quarter, 2005.

         InterOil is developing a vertically integrated energy company whose primary focus is Papua New Guinea and the surrounding region. Its assets comprise an oil refinery, upstream petroleum exploration licenses, and retail and commercial distribution assets. The majority of the refined products from InterOil's refinery are secured by off-take contracts with Shell and InterOil's wholly-owned subsidiary, InterOil Products Limited. BP Singapore is InterOil's agent for crude oil supplied to the refinery. InterOil is also undertaking an extensive petroleum exploration program within its eight million acre license area located in Papua New Guinea.

InterOil's common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars; on the American Stock Exchange under the symbol
IOC in US dollars; and on the Australian Stock Exchange in CHESS Depositary Interests in Australian dollars under the symbol


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IOC which trade on a 10:1 basis to common shares. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

Gary M Duvall                           Anesti Dermedgoglou
V.P., Corporate Development             V.P., Investor Relations
InterOil Corporation                    InterOil Corporation
gary.duvall@interoil.com                anesti@interoil.com
Houston, TX USA                         Cairns, Qld Australia
Phone:  +1 281 292 1800                 Phone: +617 4046 4600

                              CAUTIONARY STATEMENTS

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated.

The Company currently has no reserves as defined under Canadian National Instrument 51-101 reserve definitions. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.


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